SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )(1)

                          MONEYGRAM INTERNATIONAL, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60935Y109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Steven M. Peck, Esq.
                           Weil, Gotshal & Manges LLP
                         100 Federal Street, 34th Floor
                           Boston, Massachusetts 02110
                                 (617) 772-8300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 2008
                                 March 28, 2008
                                 March 31, 2008
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[_]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  Common Stock - 60935Y109                              (Page 2 of 31)
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                                       13D
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1.    NAME OF REPORTING PERSONS
      THOMAS H. LEE ADVISORS, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             198,000,000
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)          198,000,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(3)

      198,000,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)          50.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         OO

--------------------------------------------------------------------------------
(1)See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of Thomas H. Lee Advisors, LLC would be 307,000,000 votes or 78.8% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

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CUSIP NO.  Common Stock - 60935Y109                              (Page 3 of 31)
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                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      THL EQUITY ADVISORS VI, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             196,228,415.2
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)          196,228,415.2

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(3)

     196,228,415.2
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)          50.4%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         OO

--------------------------------------------------------------------------------
(1) See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of THL Equity Advisors VI, LLC would be 301,228,415.2 votes or 78.3% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

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CUSIP NO.  Common Stock - 60935Y109                              (Page 4 of 31)
--------------------------------------------------------------------------------

                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      THOMAS H. LEE EQUITY FUND VI, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             110,842,558.8
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)          110,842,558.8

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(3)

     110,842,558.8
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)         28.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         PN

--------------------------------------------------------------------------------
(1)See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of Thomas H. Lee Equity Fund VI, L.P. would be 219,842,558.8 votes or 56.4% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

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CUSIP NO.  Common Stock - 60935Y109                              (Page 5 of 31)
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                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      THOMAS H. LEE PARALLEL FUND VI, L.P.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             72,348,096.4
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)          72,348,096.4

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(3)

     72,348,096.4
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)          18.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         PN

--------------------------------------------------------------------------------
(1)See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of Thomas H. Lee Parallel Fund VI, L.P. would be 181,348,096.4 votes or 46.6% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

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CUSIP NO.  Common Stock - 60935Y109                              (Page 6 of 31)
--------------------------------------------------------------------------------

                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             12,637,760
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)          12,637,760

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(3)

     12,637,760
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)          3.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         PN

--------------------------------------------------------------------------------
(1)See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of Thomas H. Lee Parallel
(DT) Fund, L.P. would be 121,637,760 votes or 31.2% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

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CUSIP NO.  Common Stock - 60935Y109                              (Page 7 of 31)
--------------------------------------------------------------------------------

                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      THL EQUITY FUND VI INVESTORS (MONEYGRAM), LLC(1)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(2)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(2)(4)             400,000
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(2)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(2)          400,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)(4)

     400,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)(3)(4)          0.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         PN

--------------------------------------------------------------------------------

(1) This entity was converted from THL Equity Fund VI Investors (MoneyGram), L.P. on April 2, 2008.

(2)See Item 5.

(3) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(4) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of THL Equity Fund VI Investors (MoneyGram), LLC, which was converted from would be 109,400,000 votes or 28.1% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this
Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

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CUSIP NO.  Common Stock - 60935Y109                              (Page 8 of 31)
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                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      THL COINVESTMENT PARTNERS, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             305,191.2
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)          305,191.2

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(3)

     305,191.2
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)          0.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         PN

--------------------------------------------------------------------------------
(1)See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of THL Coinvestment Partners, L.P. would be 109,305,191.2 votes or 28.1% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

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CUSIP NO.  Common Stock - 60935Y109                              (Page 9 of 31)
--------------------------------------------------------------------------------

                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      THL OPERATING PARTNERS, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             376,000
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)          376,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(3)

     376,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)          0.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         PN

--------------------------------------------------------------------------------
(1)See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of THL Operating Partners, L.P. would be 109,376,000 votes or 28.1% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

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CUSIP NO.  Common Stock - 60935Y109                              (Page 10 of 31)
--------------------------------------------------------------------------------

                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      PUTNAM INVESTMENTS HOLDINGS, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|X|
                                                                      (b)|_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             545,090.8
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)          545,090.8

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(3)

     545,090.8
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)          0.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         OO

--------------------------------------------------------------------------------
(1)See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of Putnam Investments Holdings, LLC would be 109,545,090.8 votes or 28.1% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

--------------------------------------------------------------------------------
CUSIP NO.  Common Stock - 60935Y109                              (Page 11 of 31)
--------------------------------------------------------------------------------

                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      GREAT-WEST INVESTORS L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             1,090,393.6
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)          1,090,393.6

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(3)

     1,090,393.6
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)          0.3%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         PN

--------------------------------------------------------------------------------
(1)See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of Great-West Investors L.P. would be 110,090,393.6 votes or 28.3% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

--------------------------------------------------------------------------------
CUSIP NO.  Common Stock - 60935Y109                              (Page 12 of 31)
--------------------------------------------------------------------------------

                                       13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      PUTNAM INVESTMENTS EMPLOYEES' SECURITIES COMPANY III LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                  OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER(1)                 -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER(1)(3)             545,090.8
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER(1)            -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER(1)(3)        545,090.8

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

     545,090.8
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)(3)          0.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                         OO

--------------------------------------------------------------------------------
(1)See Item 5.

(2) This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 389,598,034 (which is calculated by adding the current number of outstanding shares of Common Stock, 82,598,034, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, which as of March 25, 2008 was 307,000,000).

(3) Holders of Series B Stock (as defined herein) will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. Thus, the voting power of Putnam Investments Employees' Securities Company III LLC would be 109,545,090.8 votes or 28.1% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. In calculating these percentages, this Schedule 13D assumes that all regulatory approvals are obtained and the shares of Series B Stock and Series B-1 Stock are entitled to full voting rights within 60 days of the date hereof. See Item 4.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D ("Schedule 13D") is being filed jointly on behalf of the Reporting Persons (as defined below in Item 2) with respect to the shares of common stock ("Common Stock"), par value $0.01 per share, of MoneyGram International, Inc., a Delaware corporation (the "Issuer" or the "Company"). The Issuer's principal executive offices are located at 1500 Utica Avenue South, Suite 100, Minneapolis, Minnesota 55416.

The Reporting Persons currently hold Series B Participating Convertible Preferred Stock, par value $0.01 per share (the "Series B Stock"). Goldman Sachs (as defined below in Item 2) currently holds Series B-1 Participating Convertible Preferred Stock, par value $0.01 per share (the "Series B-1 Stock"). Each of Silver Point Capital, L.P. ("Silver Point Capital") and Silver Point Capital Offshore Fund, Ltd. ("Silver Point Offshore," together with Silver Point Capital, "Silver Point") holds Series B Stock. Each share of Series B Stock is convertible at any time after the Voting Date (as defined below in Item 4), and with certain restrictions before the Voting Date, into a certain number of shares of Common Stock, with the precise number determined by a formula in the Series B Stock Certificate of Designations Preferences and Rights, attached hereto at Exhibit 7.12 (the "Series B Certificate"), so the Reporting Persons may be deemed to beneficially own the shares of Common Stock into which the shares of Series B Stock are convertible. Each Series B-1 Stock is convertible at any time into a certain number of shares of Series D Participating Convertible Preferred Stock, par value $0.01 per share (the "Series D Stock"), a Common Stock equivalent non-voting stock, with the precise number determined by a formula in the Series B-1 Stock Certificate of Designations Preferences and Rights, attached hereto at Exhibit 7.13 (the "Series B-1 Certificate"). The Series D Stock is convertible, subject to certain limitations set forth in the Certificate of Designations Preferences and Rights, attached hereto at Exhibit
7.14 (the "Series D Certificate"), into Common Stock. Each share of Series B-1 Stock is convertible into one share of Series B Stock by any holder other than Goldman Sachs and its affiliates. The holders of Series B Stock are entitled to the number of votes equal to the number of shares of Common Stock into which the Series B Stock and the Series B-1 Stock can be converted, as described above. Consequently, if the Reporting Persons are determined to be members of a "group" with Goldman Sachs or Silver Point as discussed in Item 2 below, the Reporting Persons may be deemed to beneficially own the shares of Common Stock deemed to be owned by Goldman Sachs or Silver Point.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(b)
This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) THL Equity Advisors VI, LLC, a Delaware limited partnership ("Advisors VI"); (2) Thomas H. Lee Advisors, LLC ("THL Advisors"); (3) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership ("Equity Fund"); (4) Thomas H. Lee Parallel Fund VI, L.P., a

Delaware limited partnership ("Parallel Fund"); (5) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership ("DT Fund," and together with Equity Fund and Parallel Fund, the "Funds"); (6) THL Equity Fund VI Investors (MoneyGram), LLC (which entity was converted from THL Equity Fund VI Investors (MoneyGram), L.P. on April 2, 2008, "Fund VI (MG)"), (7) THL Coinvestment Partners, L.P., a Delaware limited partnership ("Coinvestment Fund"); (8) THL Operating Partners, L.P., a Delaware limited partnership ("Operating Partners");
(9) Great-West Investors L.P., a Delaware limited partnership ("Great-West");
(10) Putnam Investments Employees' Securities Company III LLC, a Delaware limited liability company ("Putnam," and together with Fund VI (MG), Coinvestment Fund, Operating Partners and Great-West, the "THL Coinvest Entities")); and (11) Putnam Investments Holdings, LLC ("Putnam Holdings"). The Funds and the THL Coinvest Entities are all direct holders of the Series B Stock, and are herein referred to as "THL." It is the understanding of the Reporting Persons that Goldman Sachs and Silver Point will each be filing a separate Schedule 13D pursuant to Rule 13d-1(k)(2) (the "Goldman Sachs Schedule 13D" and the "Silver Point Schedule 13D," as applicable).

The principal business address and principal office of the Reporting Persons other than Putnam, Putnam Holdings, or Great-West is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110. The principal business address and principal office of Putnam Holdings, Putnam and Great-West is One Post Office Square, Boston, Massachusetts 02109.

The Reporting Persons may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Exchange Act, with affiliates of Goldman, Sachs & Co., including GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Parallel, L.P., GSMP V Onshore US, Ltd., GSMP V Offshore US, Ltd., GSMP V Institutional US, Ltd. (collectively, the "GS Investors"), and The Goldman Sachs Group, Inc. ("GS Group", and together with the GS Investors, "Goldman Sachs"), and may be deemed to beneficially own the Common Stock deemed to be owned or able to be acquired within 60 days by Goldman Sachs. While owned by Goldman Sachs, the Series B-1 Stock and Series D Stock is a non-voting stock and cannot be converted into Common Stock. The principal business and principal office of Goldman Sachs is located at 85 Broad Street, New York, New York 10004.

The Reporting Persons may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Exchange Act, with Silver Point, and may be deemed to beneficially own the Common Stock deemed to be owned or able to be acquired within 60 days by Silver Point. The principal business and principal office of Silver Point is located at Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830-6353.

(c)
Each of the THL Coinvest Entities is principally engaged in the business of investment in securities. Great-West and Putnam are principally engaged in the business of investment management. Advisors VI is principally engaged in the business of serving as a general partner of Equity Fund, Parallel Fund DT Fund and Fund VI (MG), among other limited partnerships. THL Advisors is principally engaged in the business of serving as a general partner of funds investing in securities.

Each of GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, and GS Capital Partners VI Parallel, L.P., is principally engaged in investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. Each of GSMP V Onshore US, Ltd., GSMP V Offshore US, Ltd., and GSMP V Institutional US, Ltd. is principally engaged in investing in fixed income securities, equity and equity-related securities, primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. GS Group is a leading investment banking organization.

Silver Point Capital and Silver Point Offshore are principally engaged in the business of investment in securities.

(d)-(e)
During the last five years, none of the Reporting Persons, have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 4, 2008, a copy of which is attached as Exhibit 1 hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As more fully described herein, on March 25, 2008 (the "Closing Date"), the Funds, together with the GS Investors, paid an aggregate purchase price of $760,000,000 to acquire the Series B Stock set forth on the cover pages of this
Schedule 13D and the Series B-1 acquired by the GS Investors (the "Transaction"), in each case, pursuant to that certain Amended and Restated Purchase Agreement, dated as of March 17, 2008, among the Issuer and the several investors party thereto (the "Purchase Agreement") attached hereto as Exhibit
7.01 and incorporated by reference. On March 28, 2008 Silver Point purchased 10,000 shares of Series B Stock from the Funds for a purchase price of $1,000 per share, as described in the Letter Agreement between Silver Point and the Funds ("Silver Point Letter Agreement"), dated as of March 28, 2008, and attached hereto as Exhibit 7.04 and incorporated by reference. On March 31, 2008, the THL Coinvest Entities purchased, in the aggregate, 5,428.962 shares of Series B Stock from Parallel Fund and DT Fund. Each of Silver Point and the THL Coinvest Entities executed joinders to the Shareholders Agreement and

Registration Rights Agreement (each as defined and described below in Item 6) which joinders are attached hereto at Exhibits 7.05 through 7.08, as applicable. The THL Coinvest Entities also executed an Assignment and Joinder Agreement to the Purchase Agreement (as defined and described below in Item 6), attached hereto at Exhibit 7.09. Hereinafter, THL, the GS Investors, and Silver Point may be referred to as the "Investors."

The funds used by the Reporting Persons to pay such purchase price amounts were obtained from the respective Reporting Persons' equity partners (or as applicable, members) pursuant to commitments made by such partners (or members) to the Reporting Persons for the purpose of making investments in securities.

ITEM 4.  PURPOSE OF TRANSACTION.

The Investors acquired the Series B Stock and Series B-1 Stock for investment purposes, which purposes include acquiring control of the Company.

On March 25, 2008, the Company issued a press release stating that the transaction (the "Transaction") contemplated by the Purchase Agreement had closed. The purpose of the Transaction was to support the long-term needs of the Company and to provide necessary capital due to investment portfolio losses. The Purchase Agreement and the Transaction did or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Company, a change to the present Board of Directors (the "Board") of the Company or a change to the present capitalization or dividend policy of the Company, as briefly described below.

The Transaction consisted of the sale to the Funds and the GS Investors in a private placement of 495,000 shares of Series B Stock and 265,000 shares of Series B-1 Stock for an aggregate purchase price of $760,000,000, which shares in aggregate are convertible into approximately 78.0% of the common equity of the Company at an initial conversion price of $2.50 per share as described below. In connection with the Transaction, the Company issued the GS Group, as directed by Goldman, Sachs & Co., on behalf of the Funds and certain of the GS Investors, an investment banking advisory fee equal to $7,500,000 in the form of 7,500 shares of Series B-1 Stock, which fee was payable by the Funds and certain of the GS Investors pursuant to an engagement letter, dated as of March 25, 2008, between such parties and GS Group. The engagement letter was effective upon the closing of the Transaction, and the Company agreed to assume the obligations of the Funds and such GS Investors arising from the engagement letter pursuant to an assumption agreement dated as of March 25, 2008.

The Series B Stock held by THL and Silver Point is convertible at any time after the Voting Date, and with certain restrictions before the Voting Date (as described in Section 7(a)(iii) of the Series B Certificate) into shares of Common Stock at an initial conversion price of $2.50 (subject to anti-dilution rights), and the Series B-1 Stock held by Goldman Sachs is convertible into shares of Series D Stock (a common equivalent stock which is, subject to certain limitations, convertible into Common Stock), giving the Investors and GS Group an initial equity interest convertible into approximately 78.8% of the common equity of the Company. Dividends payable on Series B Stock and Series B-1 Stock are expected to be accrued and not be paid in cash for at least five years. Because the conversion ratio for the shares in the Series B Certificate and Series B-1 Certificate provides for a formula which incorporates the amount of unpaid dividends, the accrual of such unpaid dividends will increase the ownership interest of the Investors and GS Group and dilute the interests of the common stockholders. Over a five year period, assuming outstanding Common Stock remains 82,598,034, it is expected the ownership interest of the Investors and GS Group will increase to approximately 87%.

The Series B Stock will initially have voting rights equivalent to 9.9% of the outstanding Common Stock on a fully converted basis. Upon receipt of all regulatory approvals, or upon receipt of notification from THL on or after June 15, 2008, the holders of the Series B Stock would attain full voting rights. As stated in the Series B Certificate and Series B-1 Certificate attached hereto at Exhibits 7.11 and 7.12, respectively, until the Voting Date (which date is the earlier of (i) the day when all regulatory approvals necessary for the Reporting Persons to have voting rights with respective to all of the Series B Stock, and
(ii) on or after June 15, 2008, upon the request of the Reporting Persons, provided, however, that if a vote (or action by written consent) of the stockholders of the Company on any matter is required by law to occur prior to the earlier of such dates, then the Voting Date shall occur no later than immediately prior to such record date) and also at such time the Company fails to pay the redemption price for the Series B Stock or Series B-1 Stock that the holders have requested be redeemed pursuant to the terms of the Series B Certificate and Series B-1 Certificate, the Company is prohibited from taking certain actions without approval. The restrictions in the Series B Certificate pertain to decisions by the Company regarding bankruptcy, liquidation or dissolution, the Board, executive officers, dividends on or buy-backs of junior shares or the Common Stock, taking on debt or making loans, investments, acquisitions or dispositions, and the annual budget.

The Series B-1 Stock held by Goldman Sachs or its affiliates is non-voting except for the right of Goldman Sachs to vote on specific actions described in the Series B-1 Certificate. The holders of the Series B Stock will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock (such number of votes, the "Series B Voting Power"). While held by Goldman Sachs, the Series B-1 Stock is convertible at the option of the holder into a certain number of shares of Series D Stock, a non-voting Common Stock-equivalent. The shares of Series B-1 Preferred Stock are convertible into an equal number of shares of Series B Preferred Stock by any holder other than Goldman Sachs and its affiliates.

As of the Closing Date, the Investors appointed two members and two non-voting observers to the Company's Board and the size of the Board was reduced to six members, of which three members are independent. Upon the earlier of (x) written notification by the Funds, in each of the Funds' sole discretion, to the Company and (y) the Voting Date, the Investors shall lose their right to have the Board observers attend meetings of the Board (except that in certain circumstances, the GS Investors will have the right to appoint at least one non-voting Board observer) and instead shall be entitled to nominate and cause the Company to appoint such additional Board representatives to the Board as shall provide the Investors with that number of directors as is proportionate to Investors' Common Stock ownership, calculated on a fully as-converted basis (assuming all shares of Series B-1 Stock were converted into Series B Stock and all Series B Stock was converted into Common Stock).

The Purchase Agreement provides that as promptly as practicable following the Closing Date, the Company will hold a meeting of its stockholders to seek approval of an amendment to the certificate of incorporation of the Company (the "Charter"), which will provide that as long as the Investors shall have a right to designate Board Representatives following the Voting Date, the GS Investors shall have the right to designate one Board Representative (who shall have one vote), and THL (or its permitted successors or assigns) shall have the right to designate two to four Board Representatives, which Board Representatives shall be authorized to vote (with each such THL Board Representative having equal votes) on all matters occasioning action by the Board such number of votes equal to the number of directors that the Investors would be entitled to designate on the as-converted basis mentioned above, minus the one vote of the Board Representative designated by the GS Investors. The amended Charter must also provide that each member of the Board shall be elected annually for a one year term, and shall increase the number of authorized shares of Common Stock to 1,300,000,000 shares. The Purchase Agreement provides that following the Closing Date, for so long as shareholders who are unaffiliated with the Investors beneficially own at least 5% of the outstanding Common Stock, on a fully diluted basis, there shall be at least three independent directors serving on the Board.

The Series B Stock and the Series B-1 Stock will pay a cash dividend of 10% or, at the Company's option, it may accrue dividends at a rate of 12.5% in lieu of paying a cash dividend. Dividends may be accrued for up to five years from the date of the Transaction. After five years, if the Company is unable to pay the dividends in cash, dividends will accrue at a rate of 15%. At this time, the Company expects that dividends will be accrued and not paid in cash for at least five years. The Series B Stock participates in dividends with the Common Stock on an as-converted basis. The Series B Stock may be redeemed at the option of the Company if, after five years from the date of the Transaction, the Common Stock trades above $15.00 per share, subject to adjustment, for a period of thirty consecutive trading days. The Series B Stock will be redeemable at the option of the Investors after ten years and upon a change in control.

The investment strategy of the Company may change due to the Transaction. The Company commenced a plan in January 2008 to realign its investment portfolio away from asset-backed securities and into highly liquid assets through the sale of a substantial portion of the investment portfolio. It is expected that the realigned portfolio will consist primarily of cash equivalents, government and government agency securities.

In addition, on March 17, 2008, in connection with entering into the Purchase Agreement, the Company and Wells Fargo Bank, N.A., as Rights Agent, entered into the Second Amendment to the Rights Agreement (the "Rights Agreement Amendment"). The Rights Agreement Amendment modifies the Company's Rights Agreement, dated as of June 30, 2004 (the "Rights Agreement"), to provide, among other things, that the issuance of rights under the Rights Agreement will not be triggered solely by virtue of the approval, execution or delivery of the Purchase Agreement or the Transaction.

The description of the Purchase Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is included as Exhibit 7.01 hereto and incorporated by reference herein.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to the terms and conditions of the Purchase Agreement, the Series B Certificate and any applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of the Series B Stock or Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Series B Stock or Common Stock or other securities owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Series B Stock, Series B-1 Stock, Series D Stock or other securities and (v) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer's outstanding Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.
(a)-(b)
The response to Item 4 is incorporated herein by reference. The Company represented and warranted to the parties to the Purchase Agreement that, as of March 17, 2008, there were 82,598,034 shares of Common Stock outstanding. As of the date hereof, the Reporting Persons collectively own 485,000 shares (98%) of Series B Stock, which as of March 25, 2008, subject to certain limitations, are convertible into 194,000,000 shares of Common Stock. The other 10,000 shares of Series B Stock are held by Silver Point. The holders of Series B Stock are entitled to the Series B Voting Power. As described above, as dividends on the Series B Stock and Series B-1 Stock accrue, the Series B Voting Power will increase.

The voting rights of the Reporting Persons with respect to the Common Stock are limited to 9.9% as of March 25, 2008, due to regulatory restrictions, and will increase, consistent with regulatory approvals, until the Voting Date at which time the voting interests of the Reporting Persons will increase to the Series B Voting Power, which, as of March 25, 2008, was 78.8%.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein. Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors does not disclaim beneficial ownership of shares held by the THL Coinvest Entities, (2) Advisors VI does not disclaim beneficial ownership of shares held by Equity Fund, Parallel Fund, DT Fund and Fund VI (MG), (3) Putnam Holdings does not disclaim beneficial ownership of shares held by Putnam, and (4) Great-West does not disclaim beneficial ownership of shares held by Putnam and Putnam Holdings.

Equity Fund has direct beneficial ownership of 267,106.397 shares, or approximately 54% of the Series B Stock, and pursuant to the proxy powers granted to Equity Fund over the Series B Stock held by Silver Point in the Silver Point Letter Agreement, may be deemed to have an indirect beneficial ownership of 10,000 shares, or 2.0% of the Series B Stock, which shares in total are convertible into 110,842,558.8 shares of Common Stock. As of March 25, 2008, this would represent a 28.5% ownership interest, or a 56.4% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. Equity Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Series B Stock. Equity Fund disclaims beneficial ownership of the stock held by Silver Point. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Equity Fund, the Reporting Persons or any of their respective affiliates are the beneficial owners of any of the stock beneficially owned by Silver Point for purposes of
Section 13(d) of the Exchange Act or for any other purpose.

Parallel Fund has direct beneficial ownership of 180,870.241 shares, or 36.5% of the Series B Stock, which are convertible into 72,348,096.4 shares of Common Stock. As of March 25, 2008, this would represent a 18.6% ownership interest, or a 46.6% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. Parallel Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Series B Stock.

DT Fund has direct beneficial ownership of 31,594.4 shares, or 6.4% of the Series B Stock, which are convertible into 12,637,760 shares of the Common Stock. As of March 25, 2008, this would represent a 3.2% ownership interest, or a 31.2% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. DT Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Series B Stock.

Fund VI (MG) has direct beneficial ownership of 1,000 shares, or 0.2% of the Series B Stock, which are convertible into 400,000 shares of the Common Stock. As of March 25, 2008, this would represent a 0.1% ownership interest, or a 28.0% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. Fund VI (MG) may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Series B Stock.

Coinvestment Fund has direct beneficial ownership of 762.978 shares, or 0.2% of the Series B Stock, which are convertible into 305,191.2 shares of the Common Stock. As of March 25, 2008, this would represent a 0.1% ownership interest, or a 28.06% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. Coinvestment Fund may be deemed to share with Advisors voting and dispositive power with respect to such Series B Stock.

Operating Partners has direct beneficial ownership of 940 shares, or 0.2% of the Series B Stock, which are convertible into 376,000 shares of the Common Stock. As of March 25, 2008, this would represent a 0.1% ownership interest, or a 28.0% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. Operating Partners may be deemed to share with Advisors voting and dispositive power with respect to such Series B Stock.

Putnam has direct beneficial ownership of 1,362.727 shares, or 0.3% of the Series B Stock, which are convertible into 545,090.8 shares of the Common Stock. As of March 25, 2008, this would represent a 0.1% ownership interest, or a 28.1% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. Putnam may be deemed to share with Putnam Holdings, Great-West and Advisors voting and dispositive power with respect to such Series B Stock.

Putnam Holdings, as the managing member of Putnam, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 1,362.727 shares, or 0.3% of the Series B Stock, which are convertible into 545,090.8 shares of the Common Stock. As of March 25, 2008, this would represent a 0.1% ownership interest, or a 28.1% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. Putnam Holdings may be deemed to share with Great-West and Advisors voting and dispositive power with respect to such Series B Stock.

Great-West has direct beneficial ownership of 1,363.257 shares, or 0.3% of the Series B Stock, and indirectly controls Putnam Holdings, so has indirect beneficial ownership of 1,362.727 shares, or 0.3% of the Series B Stock, which shares in total are convertible into 1,090,393.6 shares of the Common Stock. As of March 25, 2008, this would represent a 0.3% ownership interest, or a 28.3% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. Great-West may be deemed to share with Advisors voting and dispositive power with respect to such Series B Stock.

Advisors VI, as the general partner of the Funds and Fund VI (MG), may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 490,571.038 shares, or 99.1% of the Series B Stock, which are convertible into 196,228,415.2 shares of the Common Stock. As of March 25, 2008, this would represent a 50.4% ownership interest, or a 78.3% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred. Advisors VI may be deemed to share with Advisors voting and dispositive power with respect to such Series B.

Advisors, as (1) the general partner of the sole member of Advisors VI, (2) the general partner of the general partner of Coinvestment Fund and Operating Partners, and (3) pursuant to the terms of the Fourth Amended and Restated Limited Partnership Agreement of Thomas H. Lee Equity Fund VI, L.P., which requires Great-West to dispose of its shares of stock pro rata with the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 495,000 shares, or 100% of the Series B Stock, which shares in total are convertible into 198,000,000 shares of the Common Stock. As of March 25, 2008, this would represent a 50.8% ownership interest, or a 78.8% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class, assuming the Voting Date had occurred.

As a result of the matters described in Item 4 above and Item 6 below, the Reporting Persons may be deemed to constitute a "group," within the meaning of
Section 13(d)(3) of the Exchange Act, with Goldman Sachs and Silver Point. The Reporting Persons disclaim beneficial ownership of the stock held by Goldman Sachs. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by Goldman Sachs for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)
The Funds acquired an aggregate of 495,000 shares of Series B Stock on March 25, 2008 pursuant to the Purchase Agreement. On March 28, 2008, Equity Fund and Parallel Fund transferred a portion of their respective Series B Stock to Silver Point. On March 31, 2008, Parallel Fund and DT Fund transferred a portion of their respective Series B Stock to the THL Coinvest Entities. There have been no other acquisitions of Company securities by the Reporting Persons. The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated herein by reference.

The Funds and the GS Investors are parties to an Amended and Restated Shareholders' Agreement, dated as of March 17, 2008, and joined by the Company, the GS Group, and the THL Coinvest Entities, as described below, whereby the parties set forth their agreement with respect to certain rights and obligations associated with ownership of securities of the Company. The agreement specifies that, after the Voting Date, one of the directors that the Investors are entitled to elect will be designated by the GS Investors, so long as the GS Investors own a minimum number of securities, and the number of votes the Board is entitled to cast is at least eleven, and such director shall be entitled to one vote. The agreement limits the transfer of shares, such that in the first five years, the shares may only be transferred to specific parties or pursuant to specific agreements entered into in connection with the Transaction. It contains an agreement whereby the Funds and the GS Investors will vote in unison regarding the appointment of directors to the Board. The agreement also specifies tag-along rights and drag-along rights. This summary of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement, which is attached hereto as
Exhibit 7.02 and incorporated by reference in its entirety into this Item 6.

The Funds, Goldman Sachs and the Company are also parties to the Registration Rights Agreement, dated as of March 25, 2008, with respect to the Series B Stock, the Series B-1 Stock, the Series D Stock and the Common Stock held by the Funds and Goldman Sachs (the "Registrable Securities") whereby the Company is required, after a specified holding period, to use its reasonable best efforts to promptly file with the SEC a shelf registration statement under the Securities Act of 1933, as amended (the "Securities Act") relating to the offer and sale of the Registrable Securities. The Company is obligated to keep such shelf registration statement continuously effective under the Securities Act until the earlier of (1) the date as of which all of the Registrable Securities have been sold, (2) the date as of which each of the holders of the Registrable Securities is permitted to sell its Registrable Securities without registration pursuant to Rule 144 under the Securities Act and (3) fifteen years. The holders of the Registrable Securities are also entitled to five demand registrations and unlimited piggyback registrations during the term of the Registration Rights Agreement. This summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 7.03 and incorporated by reference in its entirety into this Item 6.

The Funds and Silver Point are party to the Silver Point Letter Agreement, dated as of March 28, 2008, whereby the Funds sold 10,000 shares of Series B Stock to Silver Point, for a purchase price of $1,000 per share. The Silver Point Letter Agreement also grants Equity Fund a proxy to vote the shares sold, and provides for co-exit rights such that the Silver Point shares must be sold only when the Funds sell, with specific requirements. This summary of the Silver Point Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Silver Point Letter Agreement, which is attached hereto as
Exhibit 7.04 and incorporated by reference in its entirety into this Item 6.

The Funds and Silver Point are party to a joinder to the Shareholders' Agreement, dated as of March 28, 2008 (the "Silver Point Joinder"), whereby the entities herein defined as Silver Point were joined to the Shareholders' Agreement. This summary of the Silver Point Joinder does not purport to be complete and is qualified in its entirety by reference to the Silver Point Joinder, which is attached hereto as Exhibit 7.05 and incorporated by reference in its entirety into this Item 6.

Silver Point, the Funds, and Goldman Sachs are parties to Exhibit A of the Registration Rights Agreement, dated as of March 28, 2008 ("Silver Point Exhibit A"), whereby Silver Point provide notice to the Company of their acquisition of shares of Series B Stock from the THL Funds. This summary of the Silver Point Exhibit A does not purport to be complete and is qualified in its entirety by reference to the Silver Point Exhibit A, which is attached hereto as Exhibit
7.06 and incorporated by reference in its entirety into this Item 6.

THL and Goldman Sachs are parties to a joinder to the Shareholders' Agreement, dated as of March 31, 2008 (the "THL Joinder"), whereby the THL Coinvest Entities were joined to the Shareholders' Agreement. This summary of the THL Joinder does not purport to be complete and is qualified in its entirety by reference to the THL Joinder, which is attached hereto as Exhibit 7.07 and incorporated by reference in its entirety into this Item 6.

THL and Goldman Sachs are parties to Exhibit A to the Registration Rights Agreement, dated as of March 31, 2008 ("THL Exhibit A"), whereby the THL Coinvest Entities provide notice to the Company of their acquisition of shares of Series B Stock from the THL Funds. This summary of the THL Exhibit A does not purport to be complete and is qualified in its entirety by reference to the THL Exhibit A, which is attached hereto as Exhibit 7.08 and incorporated by reference in its entirety into this Item 6.

The Funds and the THL Coinvest Entities are party to an assignment and joinder agreement to the Purchase Agreement, dated as of March 31, 2008 (the "THL Assignment and Joinder"), whereby the THL Coinvest Entities agreed to become bound by the terms of the Purchase Agreement including the transfer restrictions set forth therein. This summary of the THL Assignment and Joinder does not purport to be complete and is qualified in its entirety by reference to the THL Assignment and Joinder, which is attached hereto as Exhibit 7.09 and incorporated by reference in its entirety into this Item 6.

The Funds, the GS Investors and Wal-Mart Stores, Inc. ("Wal-Mart") are party to an amended and restated Equity Participation Agreement, dated as of March 17, 2008, that, among other things, prevents the Funds and the GS Investors, without the prior written consent of Wal-Mart, from voting in favor of, consenting to or selling or transferring their equity securities in a manner that would result in a change of control of the Company. This provision is effective for two years after the effective date of the agreement. The Equity Participation Agreement also grants Wal-Mart the right to receive a percentage of the profits realized on the equity securities purchased by each of the Funds and the GS Investors, which payments may be made in either cash or, in certain circumstances, in equity securities of the Company owned by the Funds and the GS Investors, as applicable. This summary of the agreement does not purport to be complete and is qualified in its entirety by reference to the amended and restated Equity Participation Agreement, which is attached hereto as Exhibit 7.10 and incorporated by reference in its entirety into this Item 6.

The Funds, the GS Investors, the Company and Wal-Mart are party to an amended and restated Transfer Letter Agreement, dated as of March 17, 2008, that, among other things, permits the transactions, including any stock transfers, contemplated by the Transfer Letter Agreement. This summary of the agreement does not purport to be complete and is qualified in its entirety by reference to the amended and restated Transfer Letter Agreement, which is attached hereto as
Exhibit 7.11 and incorporated by reference in its entirety into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1
---------

Joint Filing Agreement, by and among the Reporting Persons, dated as of April 4, 2008.

EXHIBIT 7.01
------------

Amended and Restated Purchase Agreement, dated as of March 17, 2008, among Company, and the several investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on March 18, 2008).

EXHIBIT 7.02
------------

Amended and Restated Shareholders' Agreement, by and among the Funds and the GS Investors, dated as of March 17, 2008.

EXHIBIT 7.03
------------

Registration Rights Agreement, by and among the Funds, the GS Investors, and the Company, dated as of March 25, 2008.

EXHIBIT 7.04
------------

Letter Agreement, by and among the Funds and Silver Point, dated as of March 28, 2008.

EXHIBIT 7.05
------------

Joinder Agreement to Shareholders' Agreement, by and among the Funds, Silver Point and Goldman Sachs, dated as of March 28, 2008.

EXHIBIT 7.06
------------

Joinder Agreement to Registration Rights Agreement, by and among the Funds, Silver Point and Goldman Sachs, dated as of March 28, 2008.

EXHIBIT 7.07
------------

Joinder Agreement to Shareholders' Agreement, by and among the Funds, Coinvestment Fund, Operating Partners, Great West, Putnam and Goldman Sachs, dated as of March 31, 2008.

EXHIBIT 7.08
------------

Joinder Agreement to Registration Rights Agreement, by and among the Funds, Coinvestment Fund, Operating Partners, Great West and Goldman Sachs, dated as of March 31, 2008.

EXHIBIT 7.09
------------

Assignment and Joinder Agreement to Purchase Agreement, by and between the Funds and the THL Coinvest Entities, dated as of March 31, 2008.

EXHIBIT 7.10
------------

Amended and Restated Wal-Mart Equity Participation Agreement, by and between the Funds, the GS Investors, and Wal-Mart Stores, Inc., dated as of March 17, 2008.

EXHIBIT 7.11
------------

Amended and Restated Wal-Mart Transfer Letter Agreement, by and between the Funds, the GS Investors, the Company and Wal-Mart Stores, Inc., dated as of March 17, 2008.

EXHIBIT 7.12
------------

Certificate of Designations, Preferences and Rights of the Series B Participating Convertible Preferred Stock of MoneyGram International, Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on March 28, 2008).

EXHIBIT 7.13
------------

Certificate of Designations, Preferences and Rights of the Series B-1 Participating Convertible Preferred Stock of MoneyGram International, Inc. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on March 28, 2008).

EXHIBIT 7.14
------------

Certificate of Designations, Preferences and Rights of the Series D Participating Convertible Preferred Stock of MoneyGram International, Inc. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on March 28, 2008).

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 4, 2008


                                    THOMAS H. LEE ADVISORS, LLC

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director


                                    THL EQUITY ADVISORS VI, LLC

                                    By: THOMAS H. LEE PARTNERS, L.P.
                                        its general partner
                                    By: THOMAS H. LEE ADVISORS, LLC
                                        its general partner

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director


                                    THOMAS H. LEE EQUITY FUND VI, L.P.

                                    By: THL EQUITY ADVISORS VI, LLC, its general
                                    partner
                                    By: THOMAS H. LEE PARTNERS, L.P., its sole
                                    member
                                    By: THOMAS H. LEE ADVISORS, LLC, its general
                                    partner

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director

                                    THOMAS H. LEE PARALLEL FUND VI, L.P.

                                    By: THL EQUITY ADVISORS VI, LLC, its
                                    general partner
                                    By: THOMAS H. LEE PARTNERS, L.P., its sole
                                    member
                                    By: THOMAS H. LEE ADVISORS, LLC, its general
                                    partner

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director


                                    THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.

                                    By: THL EQUITY ADVISORS VI, LLC, its
                                    general partner
                                    By: THOMAS H. LEE PARTNERS, L.P., its sole
                                    member
                                    By: THOMAS H. LEE ADVISORS, LLC, its general
                                    partner

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director


                                    THL EQUITY FUND VI INVESTORS
                                    (MONEYGRAM), LLC

                                    By: THL EQUITY ADVISORS VI, LLC, its
                                    general partner
                                    By: THOMAS H. LEE PARTNERS, L.P., its sole
                                    member
                                    By: THOMAS H. LEE ADVISORS, LLC, its general
                                    partner

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director

                                    THL COINVESTMENT PARTNERS, L.P.

                                    By: THOMAS H. LEE PARTNERS, L.P.
                                        its general partner
                                    By: THOMAS H. LEE ADVISORS, LLC
                                        its general partner

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director



                                    THL OPERATING PARTNERS, L.P.

                                    By: THOMAS H. LEE PARTNERS, L.P.
                                        its general partner
                                    By: THOMAS H. LEE ADVISORS, LLC
                                        its general partner

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director

                                    GREAT-WEST INVESTORS L.P.

                                    By: THOMAS H. LEE ADVISORS, LLC
                                        its attorney-in-fact

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director


                                    PUTNAM INVESTMENTS EMPLOYEES'
                                      SECURITIES COMPANY III LLC

                                    By: PUTNAM INVESTMENTS HOLDINGS, LLC
                                        its managing member
                                    By: PUTNAM INVESTMENTS, LLC
                                        its managing member
                                    By: THOMAS H. LEE ADVISORS, LLC
                                        its attorney-in-fact

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director


                                    PUTNAM INVESTMENTS HOLDINGS, LLC

                                    By: PUTNAM INVESTMENTS, LLC
                                        its managing member
                                    By: THOMAS H. LEE ADVISORS, LLC
                                        its attorney-in-fact

                                    By:  /s/  Scott Jaeckel
                                        ---------------------------------
                                        Name:  Scott Jaeckel
                                        Title: Managing Director